As filed with the Securities and Exchange Commission on May 16, 2005.

File No. 333-________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Lincoln National Corporation
(Exact Name of Registrant as Specified in Its Charter)

Indiana
(State or Other Jurisdiction of Incorporation or Organization)

35-1140070
(I.R.S. Employer Identification No.)

Centre Square West Tower
1500 Market Street, Suite 3900
Philadelphia, PA 19102
(215) 448-1400
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant's Principal Executive Offices)

Lincoln National Corporation
Amended and Restated Incentive Compensation Plan
(Full Title of Plan)

Dennis L. Schoff
Senior Vice President & General Counsel
Lincoln National Corporation
Centre Square West Tower
1500 Market Street, Suite 3900
Philadelphia, PA 19102
(215) 448-1400
(Name, Address, Including Zip Code, and Telephone Number, Including
Area Code, of Agent for Service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box [ ].

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box [ X ] .

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ].

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering [ ].

If delivery of a prospectus is expected to be made pursuant to Rule 434, please check the following box [ ].

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock (no par value)	10,115,000	$ 42.22	$427,055,300	$50,265

(1) Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), there are being registered such additional shares as may be issuable pursuant to the anti-dilution provisions of the Lincoln National Corporation (“LNC”) Amended and Restated Incentive Compensation Plan (the “Amended and Restated Plan”), by reason of stock splits, stock dividends or similar transactions. The shares of common stock to which this Registration Statement relates are to be issued upon exercise of options or the lapsing of restrictions on restricted stock, and in connection with certain other stock-related awards, all of which will be granted or awarded for no consideration to certain of LNC’s employees and non-employee agents.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rules 457(c) and 457(h)(1) under the Securities Act based upon the average of the high and low sale prices of LNC’s Common Stock on May 11, 2005 as reported on the New York Stock Exchange.

(3) Each share of Common Stock includes common share purchase rights. Prior to the occurrence of certain events, the rights will not be exercisable or evidenced separately from the Common Stock.

(4) Pursuant to Rule 429 under the Securities Act, the prospectus included in this registration statement is a combined prospectus, which also relates to LNC's Registration Statement on Form S-3, Registration No. 333-32667 (the "Prior Registration Statement"). This Registration Statement also constitutes the first post-effective amendment to the Prior Registration Statement. Such post-effective amendment shall hereafter become effective concurrently with the effectiveness of this Registration Statement in accordance with Section 8(a) of the Securities Act of 1933. The aggregate amount of Common Stock eligible to be sold (23,226,512 shares as adjusted for a 2-for-1 stock split) and not previously sold under the Prior Registration Statement (13,672,673 shares) prior to the effective date of this Registration Statement shall be carried forward to this Registration Statement. LNC previously paid a registration fee to the SEC in connection with those securities. The amount of securities being registered, together with the remaining securities registered under the Prior Registration Statement, represents the maximum amount of securities that are expected to be offered for sale.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Subject to Completion, Dated May 16, 2005

 PROSPECTUS

23,787,673 Shares

LINCOLN NATIONAL CORPORATION
COMMON STOCK
(No Par Value)

Offered as set forth in this Prospectus pursuant to the

LINCOLN NATIONAL CORPORATION
AMENDED AND RESTATED
INCENTIVE COMPENSATION PLAN

This Prospectus relates to shares of our Common Stock to be issued under the Plan to high-quality executives, employees and other persons who provide services to us or our subsidiaries or to eligible persons holding either agents' or brokers' contracts with one of our subsidiaries.

Our Common Stock is listed on The New York Stock Exchange, the Pacific Stock Exchange and the Chicago Stock Exchange under the symbol “LNC.” The last reported sale price on May 12, 2005 was $42.47 per share.

Investing in our Common Stock involves risks. See “Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different. We are not making an offer of these securities in any state or jurisdiction where the offer is not permitted. The information contained or incorporated by reference in this prospectus is accurate only as of the respective dates of such information. Our business, financial condition, results of operations and prospects may have changed since those dates.

The date of this Prospectus is ___, 2005.

It is important for you to read and consider all information contained in this prospectus in making your investment decision. You should also read and consider the additional information under the caption “Where You Can Find More Information”.

Unless otherwise indicated, all references in this prospectus to “LNC,” “we,” “our,” “us,” or similar terms refer to Lincoln National Corporation together with its subsidiaries.

REQUIRED DISCLOSURE FOR NORTH CAROLINA RESIDENTS

THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED OF THIS OFFERING NOR HAS THE COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

i

THE COMPANY

We are a holding company that operates multiple insurance and investment management businesses through subsidiary companies. LNC was organized under the laws of the State of Indiana in 1968. At March 31, 2005, we had consolidated assets of $116.4 billion and consolidated shareholders’ equity of $6.0 billion. Our principal executive office is located at 1500 Market Street, Suite 3900, Centre Square West Tower, Philadelphia, PA 19102. Our telephone number is (215) 448-1400.

FORWARD-LOOKING STATEMENTS—CAUTIONARY LANGUAGE

Except for historical information contained or incorporated by reference in this prospectus or any prospectus supplement, statements made in this prospectus or incorporated by reference in this prospectus or any prospectus supplement are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). A forward-looking statement is a statement that is not a historical fact and, without limitation, includes any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like: “believe”, “anticipate”, “expect”, “estimate”, “project”, “will”, “shall” and other words or phrases with similar meaning. We claim the protection afforded by the safe harbor for forward-looking statements provided by the PSLRA.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the results contained in the forward-looking statements. Risks and uncertainties that may cause actual results to vary materially, some of which are described within the forward-looking statements include, among others:

•
Legislative, regulatory or tax changes, both domestic and foreign, that affect the cost of, or demand for, LNC’s products, the required amount of reserves and/or surplus, or otherwise affect our ability to conduct business, including changes to statutory reserves and/or risk-based capital requirements related to secondary guarantees under universal life and variable annuity products; restrictions on revenue sharing and 12b-1 payments; and the repeal of the federal estate tax;

•
The institution of legal or regulatory proceedings against LNC or its subsidiaries and the outcome of any legal or regulatory proceedings, such as: (a) adverse actions related to present or past business practices common in businesses in which LNC and its subsidiaries compete; (b) adverse decisions in significant actions including, but not limited to, actions brought by federal and state authorities, and extra-contractual and class action damage cases; (c) new decisions which change the law; and (d) unexpected trial court rulings;

•	Changes in interest rates causing a reduction of investment income, the margins of LNC’s fixed annuity and life insurance businesses and demand for LNC’s products;

•
A decline in the equity markets causing a reduction in the sales of LNC’s products, a reduction of asset fees that LNC charges on various investment and insurance products, an acceleration of amortization of deferred acquisition costs (“DAC”) and an increase in liabilities related to guaranteed benefit features of LNC’s variable annuity products;

•	Ineffectiveness of LNC’s various hedging strategies used to offset the impact of declines in the equity markets;

•
A deviation in actual experience regarding future persistency, mortality, morbidity, interest rates and equity market returns from LNC’s assumptions used in pricing its products, in establishing related insurance reserves, and in the amortization of intangibles that may result in an increase in reserves and a decrease in net income;

•
The effect of life settlement business on persistency assumptions used in pricing life insurance business, which may cause profitability of some business to fall below expectations and could potentially result in deficient reserves;

   •  Changes in GAAP that may result in unanticipated changes to LNC’s net income;

•
Lowering of one or more of LNC’s debt ratings issued by nationally recognized statistical rating organizations, and the adverse impact such action may have on LNC’s ability to raise capital and on its liquidity and financial condition;

•
Lowering of one or more of the insurer financial strength ratings of LNC’s insurance subsidiaries, and the adverse impact such action may have on the premium writings, policy retention, and profitability of its insurance subsidiaries;

•
Significant credit, accounting, fraud or corporate governance issues that may adversely affect the value of certain investments in the portfolios of LNC’s companies requiring that LNC realize losses on such investments;

•
The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including LNC’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	The adequacy and collectibility of reinsurance that LNC has purchased;

•	Acts of terrorism or war that may adversely affect LNC’s businesses and the cost and availability of reinsurance;

•	Competitive conditions that may affect the level of premiums and fees that LNC can charge for its products;

•
The unknown impact on LNC’s business resulting from changes in the demographics of LNC’s client base, as aging baby-boomers move from the asset-accumulation stage to the asset-distribution stage of life;

•	Loss of key portfolio managers in the Investment Management segment, financial planners in Lincoln Financial Advisors or wholesalers in Lincoln Financial Distributors; and

•
Changes in general economic or business conditions, both domestic and foreign, that may be less favorable than expected and may affect foreign exchange rates, premium levels, claims experience, the level of pension benefit costs and funding, and investment results.

The risks included here are not exhaustive. Our annual reports on Form 10-K, current reports on Form 8-K and other documents filed with the Securities and Exchange Commission include additional factors which could impact our business and financial performance. Moreover, we operate in a rapidly changing and competitive environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors.

Further, it is not possible to assess the impact of all risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undo reliance on forward-looking statements as a prediction of actual results. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this prospectus.

RISK FACTORS

You should carefully consider the risks described below and those incorporated by reference into this prospectus before making an investment decision. The risks and uncertainties described below and incorporated by reference into this prospectus are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks actually occur, our business, financial condition and results of operations could be materially affected. In that case, the value of our Common Stock could decline substantially.

If future policy benefits and claims exceed our insurance and annuity premiums and reserves, our financial results would be adversely affected.

Our reserves for future policy benefits and claims may prove to be inadequate. We establish and carry, as a liability, reserves based on estimates by actuaries of how much we will need to pay for future benefits and claims. For our life insurance and annuity products, we calculate these reserves based on many assumptions and estimates, including estimated premiums we will receive over the assumed life of the policy, the timing of the event covered by the insurance policy, the amount of benefits or claims to be paid and the investment returns on the assets we purchase with the premiums we receive. The assumptions and estimates we use in connection with establishing and carrying our reserves are inherently uncertain. Accordingly, we cannot determine with precision the ultimate amounts that we will pay for, or the timing of payment of, actual benefits and claims or whether the assets supporting the policy liabilities will grow to the level we assume prior to payment of benefits or claims. If our actual experience is different from our assumptions or estimates, our reserves may prove to be inadequate in relation to our estimated future benefits and claims. As a result, we would incur a charge to our earnings in the quarter in which we increase our reserves.

Because the equity markets impact our profitability, equity market declines may also negatively affect our business and profitability.

Our profitability has benefited from strong equity markets in 2003 and 2004. The fee revenue that we earn on equity-based variable annuities, unit-linked accounts, variable universal life insurance policies and investment advisory business, is based upon account values. Because strong equity markets result in higher account values, strong equity markets positively affect our net income through increased fee revenue. In addition, the increased fee revenue resulting from strong equity markets increases the expected gross profits (“EGPs”) from variable insurance products. As a result, the higher EGPs may result in lower net amortized costs related to deferred acquisition costs (“DAC”), deferred sales inducements (“DSI”), the present value of in-force business (“PVIF”) acquired expenses and deferred front-end sales loads (“DFEL”) associated with those products. For more information on DAC, DSI, PVIF and DFEL amortization, see “Critical Accounting Policies” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations” portion of our Form 10-K for the year ended December 31, 2004 and incorporated herein by reference. Finally, the amount of reserves related to the guaranteed minimum death benefits for variable annuities is tied to the difference between the value of the underlying accounts and the guaranteed death benefit, which is affected by the equity markets. Accordingly, strong equity markets will decrease the amount of GMDB reserves that we carry.

Conversely, a weakening of the equity markets results in lower fee income and, depending upon the significance of the drop in the equity markets, may result in higher net expenses associated with DAC, DSI, PVIF and DFEL. Both lower fee income and higher net expenses may have a material adverse effect on our results of operations and capital resources. Furthermore, a decrease in the equity markets will increase the net amount at risk under the guaranteed minimum death benefit, which has the effect of increasing the amount of GMDB reserves that we carry. As a result, if such reserves are not reasonable in relation to our expected liabilities for GMDBs, we may have to increase the level of the GMDB reserves. Such an increase in reserves would result in a charge to our earnings in the quarter in which we increase our reserves to bring them within a reasonable range of our estimated future liabilities related to the GMDB guarantees.

Because the profitability of our fixed annuity and interest-sensitive whole life, universal life and fixed portion of variable universal life insurance business depends in part on interest rate spreads, interest rate fluctuations could negatively affect our profitability.

Changes in interest rates may reduce both our profitability from spread businesses and our return on invested capital. Some of our products, principally fixed annuities and interest-sensitive whole life, universal life and the fixed portion of variable universal life insurance, expose us to the risk that changes in interest rates will reduce our “spread,” or the difference between the amounts that we are required to pay under the contracts and the amounts we are able to earn on our general account investments intended to support our obligations under the contracts. Declines in our spread from these products could have a material adverse effect on our businesses or results of operations.

In periods of increasing interest rates, we may not be able to replace the assets in our general account with higher yielding assets needed to fund the higher crediting rates necessary to keep our interest sensitive products competitive. We therefore may have to accept a lower spread and thus lower profitability or face a decline in sales and greater loss of existing contracts and related assets. In periods of declining interest rates, we have to reinvest the cash we receive as interest or return of principal on our investments in lower yielding instruments then available. Moreover, borrowers may prepay fixed-income securities, commercial mortgages and mortgage-backed securities in our general account in order to borrow at lower market rates, which exacerbates this risk. Because we are entitled to reset the interest rates on our fixed rate annuities only at limited, pre-established intervals, and since many of our policies have guaranteed minimum interest or crediting rates, our spreads could decrease and potentially become negative.

Increases in interest rates may cause increased surrenders and withdrawals of insurance products. In periods of increasing interest rates, policy loans and surrenders and withdrawals of life insurance policies and annuity contracts may increase as policyholders seek to buy products with perceived higher returns. This process may lead to a flow of cash out of our businesses. These outflows may require investment assets to be sold at a time when the prices of those assets are lower because of the increase in market interest rates, which may result in realized investment losses. A sudden demand among consumers to change product types or withdraw funds could lead us to sell assets at a loss to meet the demand for funds. In addition, unanticipated withdrawals and terminations also may require us to accelerate the amortization of DAC. This would increase our current expenses.

A downgrade in our claims-paying or credit ratings could limit our ability to market products, increase the number or value of policies being surrendered and/or hurt our relationships with creditors.

Nationally recognized rating agencies rate the financial strength of our principal insurance subsidiaries and the debt of LNC. Ratings are not recommendations to buy our securities. Our ratings are provided in our Form 10-K for the year ended December 31, 2004.

Our claims-paying ratings, which are intended to measure our ability to meet policyholder obligations, are an important factor affecting public confidence in most of our products and, as a result, our competitiveness. The interest rates we pay on our borrowings are largely dependent on our credit ratings. Each of the rating agencies reviews its ratings periodically, and our current ratings may not be maintained in the future. A downgrade of the financial strength rating of one of our principal insurance subsidiaries could affect our competitive position in the insurance industry and make it more difficult for us to market our products as potential customers may select companies with higher financial strength ratings. This could lead to a decrease in fees as outflows of assets increase, and therefore, result in lower fee income. Furthermore, sales of assets to meet customer withdrawal demands could also result in losses, depending on market conditions. A downgrade of our debt ratings could affect our ability to raise additional debt with terms and conditions similar to our current debt, and accordingly, likely increase our cost of capital. In addition, a downgrade of these ratings could make it more difficult to raise capital to refinance any maturing debt obligations, to support business growth at our insurance subsidiaries and to maintain or improve the current financial strength ratings of our principal insurance subsidiaries.

A drop in the rankings of the mutual funds that we manage as well as a loss of key portfolio managers could result in lower advisory fees.

While mutual funds are not rated, per se, many industry periodicals and services, such as Lipper, provide rankings of mutual fund performance. These rankings often have an impact on the decisions of customers regarding which mutual funds to invest in. If the rankings of the mutual funds for which we provide advisory services decrease materially, the funds’ assets may decrease as customers leave for funds with higher performance rankings. Similarly, a loss of our key portfolio managers who manage mutual fund investments could result in poorer fund performance, as well as customers leaving these mutual funds for new mutual funds managed by the portfolio managers. Any loss of fund assets would decrease the advisory fees that we earn from such mutual funds, which are generally tied to the amount of fund assets and performance. This would have an adverse effect on our results of operations.

Our businesses are heavily regulated and changes in regulation may reduce our profitability.

Our insurance subsidiaries are subject to extensive supervision and regulation in the states in which we do business. The supervision and regulation relate to numerous aspects of our business and financial condition. The primary purpose of the supervision and regulation is the protection of our insurance policyholders, and not our investors. The extent of regulation varies, but generally is governed by state statutes. These statutes delegate regulatory, supervisory and administrative authority to state insurance departments. This system of supervision and regulation covers, among other things:

•	standards of minimum capital requirements and solvency, including risk-based capital measurements;

•	restrictions of certain transactions between our insurance subsidiaries and their affiliates;

•	restrictions on the nature, quality and concentration of investments;

•	restrictions on the types of terms and conditions that we can include in the insurance policies offered by our primary insurance operations;

•	limitations on the amount of dividends that insurance subsidiaries can pay;

•	the existence and licensing status of the company under circumstances where it is not writing new or renewal business;

•	certain required methods of accounting;

•	reserves for unearned premiums, losses and other purposes; and

•
assignment of residual market business and potential assessments for the provision of funds necessary for the settlement of covered claims under certain policies provided by impaired, insolvent or failed insurance companies.

The regulations of the state insurance departments may affect the cost or demand for our products and may impede us from taking actions we might wish to take to increase our profitability. For example, on December 29, 2004, the New York State Insurance Department promulgated, as an emergency measure, amendments to its regulations governing the valuation of life insurance reserves for New York authorized insurers issuing certain life insurance policies. Specifically, the amendments apply to life insurance policies providing secondary guarantees, such as policies with our lapse protection rider, that allow those policies to remain in force at the original schedule of benefits, even if the policy’s cash value is depleted, as long as the contractual requirements to maintain the secondary guarantee are satisfied. The amendments apply retroactively to policies issued on or after January 1, 2003. We do not currently expect these changes to affect Lincoln National Life Insurance Company’s (“LNL”) ability to continue as an accredited reinsurer in New York. However, although we continue to examine various alternatives to mitigate the impact of New York’s statutory reserve requirements, they may constrain LNL’s ability to pay dividends to LNC and may result in an increase in the cost of lapse protection rider products.

Further, we may be unable to maintain all required licenses and approvals and our business may not fully comply with the wide variety of applicable laws and regulations or the relevant authority’s interpretation of the laws and regulations, which may change from time to time. Also, regulatory authorities have relatively broad discretion to grant, renew or revoke licenses and approvals. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, the insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or impose substantial fines. Further, insurance regulatory authorities have relatively broad discretion to issue orders of supervision, which permit such authorities to supervise the business and operations of an insurance company. As of March 31, 2005, no state insurance regulatory authority had imposed on us any substantial fines or revoked or suspended any of our licenses to conduct insurance business in any state or issued an order of supervision with respect to our insurance subsidiaries, which would have a material adverse effect on our results of operations or financial condition.

In addition, Lincoln Financial Advisors and Lincoln Financial Distributors as well as our variable annuities and variable life insurance products are subject to regulation and supervision by the SEC and the National Association of Securities Dealers (“NASD”). Our Investment Management segment, like other investment management groups, is subject to regulation and supervision by the SEC, NASD, Municipal Securities Rulemaking Board, the Pennsylvania Department of Banking and jurisdictions of the states, territories and foreign countries in which they are licensed to do business. Lincoln U.K. is subject to regulation by the Financial Services Authority in the U.K. These laws and regulations generally grant supervisory agencies and self-regulatory organizations broad administrative powers, including the power to limit or restrict the subsidiaries from carrying on their businesses in the event that they fail to comply with such laws and regulations.

Many of the foregoing regulatory or governmental bodies have the authority to review our products and business practices and those of our agents and employees. In recent years, there has been increased scrutiny of our businesses by these bodies, which has included more extensive examinations, regular “sweep” inquiries and more detailed review of disclosure documents. These regulatory or governmental bodies may bring regulatory or other legal actions against us if, in their view, our practices, or those of our agents or employees, are improper. These actions can result in substantial fines, penalties or prohibitions or restrictions on our business activities and could have a material adverse effect on our business, results of operations or financial condition.

Legal and regulatory actions are inherent in our businesses and could result in financial losses or harm our businesses.

There continues to be a significant amount of federal and state regulatory activity in the industry relating to numerous issues including market timing and late trading of mutual funds and variable annuity products and broker-dealer access agreements. Like others in the industry, we have received related inquiries including requests for information and/or subpoenas from various authorities including the SEC, NASD, the New York Attorney General and other authorities. We are in the process of responding to these inquiries and continue to cooperate fully with such authorities. In addition, we are, and in the future may be, subject to legal actions in the ordinary course of our insurance and investment management operations, both domestically and internationally. Pending legal actions include proceedings relating to aspects of our businesses and operations that are specific to us, and proceedings that are typical of the businesses in which we operate. Some of these proceedings have been brought on behalf of various alleged classes of complainants. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages. Substantial legal liability in these or future legal or regulatory actions could have a material financial effect or cause significant harm to our reputation, which in turn could materially harm our business prospects.

Changes in federal income tax law could make some of our products less attractive to consumers and increase our tax costs.

The Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”) as well as the Jobs and Growth Tax Relief Reconciliation Act of 2003 contain provisions that will, over time, significantly lower individual tax rates. This will have the effect of reducing the benefits of deferral on the build-up of value of annuities and life insurance products. EGTRRA also includes provisions that will eliminate, over time, the estate, gift and generation-skipping taxes and partially eliminate the step-up in basis rule applicable to property held in a decedent’s estate. Many of these provisions expire in 2008 and 2010, unless extended. The Bush Administration has proposed that many of the foregoing rate reductions be made permanent, as well as several tax-favored savings initiatives, such as the elimination of the estate tax, that, if enacted by Congress, could also adversely affect the sale of our annuity, life and tax-qualified retirement products and increase the surrender of such products. Although we cannot predict the overall effect on the sales of our products of the tax law changes included in these Acts, some of these changes might hinder our sales and result in the increased surrender of insurance products.

Our risk management policies and procedures may leave us exposed to unidentified or unanticipated risk, which could negatively affect our businesses or result in losses.

We have devoted significant resources to develop our risk management policies and procedures and expect to continue to do so in the future. Nonetheless, our policies and procedures to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures are based upon our use of observed historical market behavior or statistics based on historical models. As a result, these methods may not predict future exposures, which could be significantly greater than the historical measures indicate. Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence or other matters that is publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to record properly and verify a large number of transactions and events, and these policies and procedures may not be fully effective.

Because we are a holding company with no direct operations, the inability of our subsidiaries to pay dividends to us in sufficient amounts would harm our ability to meet our obligations and pay future dividends.

We are a holding company, and we have no direct operations. Our principal asset is the capital stock of our insurance and investment management subsidiaries. Our ability to meet our obligations for payment of interest and principal on outstanding debt obligations and to pay dividends to shareholders and corporate expenses depends upon the surplus and earnings of our subsidiaries and the ability of our subsidiaries to pay dividends or to advance or repay funds to us. Payments of dividends and advances or repayment of funds to us by our subsidiaries are restricted by the applicable laws of their respective jurisdictions, including laws establishing minimum solvency and liquidity thresholds. Changes in these laws, such as New York State amendments to its statutory reserve requirements, can constrain the ability of our subsidiaries to pay dividends or to advance or repay funds to us in sufficient amounts and at times necessary to meet our debt obligations and corporate expenses.

We face a risk of non-collectibility of reinsurance, which could materially affect our results of operations.

We follow the insurance practice of reinsuring with other insurance and reinsurance companies a portion of the risks under the policies written by our insurance subsidiaries (known as ceding). At the end of 2004, we had ceded approximately $236.9 billion of life insurance in-force to reinsurers for reinsurance protection. Although reinsurance does not discharge our subsidiaries from their primary obligation to pay policyholders for losses insured under the policies we issue, reinsurance does make the assuming reinsurer liable to the insurance subsidiaries for the reinsured portion of the risk. As of March 31, 2005, we had $7.3 billion of reinsurance receivables from reinsurers for paid and unpaid losses, for which they are obligated to reimburse us under our reinsurance contracts. Of this amount, $4.5 billion, at March 31, 2005, is due from Swiss Re and relates to the sale of our reinsurance business to Swiss Re in 2001 through an indemnity reinsurance agreement. During 2004, Swiss Re funded a trust for $2.0 billion to support this business. In addition, should Swiss Re Life & Health America Inc. financial strength ratings drop below either S&P AA- or AM Best A or their NAIC risk based capital ratio fall below 250%, assets equal to the reserves supporting business reinsured must be placed into a trust according to pre-established asset quality guidelines. Furthermore, approximately $1.9 billion of the Swiss Re treaties are funds-withheld structures where we have a right of offset on assets backing the reinsurance receivables. The balance of the reinsurance is due from a diverse group of reinsurers. The collectibility of reinsurance is largely a function of the solvency of the individual reinsurers. We perform annual credit reviews on our reinsurers, focusing on, among other things, financial capacity, stability, trends and commitment to the reinsurance business. We also require assets in trust, letters of credit or other acceptable collateral to support balances due from reinsurers not authorized to transact business in the applicable jurisdictions. Despite these measures, a reinsurer’s insolvency, inability or unwillingness to make payments under the terms of a reinsurance contract, especially Swiss Re, could have a material adverse effect on our results of operations and financial condition.

Significant adverse mortality experience may result in the loss of, or higher prices for, reinsurance.

We reinsure approximately 85% to 90% of the mortality risk on newly issued life insurance contracts. Our current policy is to retain no more than $5.0 million on a single insured life issued on fixed and variable universal life insurance contracts. Additionally, the retention per single insured life for term life insurance and for Corporate Owned Life Insurance (COLI) is $1 million and $2 million, respectively. These retention limits are reviewed regularly for continued appropriateness and may be changed in the future. If we were to experience significant adverse mortality experience, this would be passed to our reinsurers. As a result, some or all of our reinsurers may not renew our reinsurance or may significantly raise reinsurance premiums. If we are unable to maintain our current level of reinsurance or purchase new reinsurance protection in amounts that we consider sufficient, we would either have to be willing to accept an increase in our net exposures or revise our pricing to reflect higher reinsurance premiums. If this were to occur, we may be exposed to reduced profitability and cash flow strain or we may not be able to price new business at competitive rates.

We may be unable to attract and retain sales representatives and other employees, particularly financial advisors.

We compete to attract and retain financial advisors, portfolio managers and other employees, as well as independent distributors of our products. Intense competition exists for persons and independent distributors with demonstrated ability. We compete with other financial institutions primarily on the basis of our products, compensation, support services and financial position. Sales in our businesses and our results of operations and financial condition could be materially adversely affected if we are unsuccessful in attracting and retaining financial advisors, portfolio managers and other employees, as well as independent distributors of our products. For example, in 2005, we are changing the compensation structure for LFA’s financial advisors. Although we believe the new compensation structure will benefit us, our policyholders and our planners, if a significant number of financial advisors terminate their affiliation with us, it could have a negative impact on our sales and ability to retain existing in-force business.

Our sales representatives are not captive and may sell products of our competitors.

We sell our annuity and life insurance products through independent sales representatives. These representatives are not captive, which means they may also sell our competitors’ products. If our competitors offer products that are more attractive than ours, or pay higher commission rates to the sales representatives than we do, these representatives may concentrate their efforts in selling our competitors’ products instead of ours.

Intense competition could negatively affect our ability to maintain or increase our profitability.

Our businesses are intensely competitive. We compete based on a number of factors including name recognition, service, the quality of investment advice, investment performance, product features, price, perceived financial strength, and claims-paying and credit ratings. Our competitors include insurers, broker-dealers, financial advisors, asset managers and other financial institutions. A number of our business units face competitors that have greater market share, offer a broader range of products or have higher claims-paying or credit ratings than we do.

In recent years, there has been substantial consolidation and convergence among companies in the financial services industry resulting in increased competition from large, well-capitalized financial services firms. Many of these firms also have been able to increase their distribution systems through mergers or contractual arrangements. Furthermore, larger competitors may have lower operating costs and an ability to absorb greater risk while maintaining their financial strength ratings, thereby allowing them to price their products more competitively. We expect consolidation to continue and perhaps accelerate in the future, thereby increasing competitive pressure on us.

Losses due to defaults by others could reduce our profitability or negatively affect the value of our investments.

Third parties that owe us money, securities or other assets may not pay or perform their obligations. These parties include the issuers whose securities we hold, borrowers under the mortgage loans we make, customers, trading counterparties, counterparties under swaps and other derivative contracts, reinsurers and other financial intermediaries. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, downturns in the economy or real estate values, operational failure, corporate governance issues or other reasons. A downturn in the U.S. and other economies could result in increased impairments.

SUMMARY OF THE PLAN

The Lincoln National Corporation 1997 Incentive Compensation Plan (the "Plan") was established by our Board of Directors on May 13, 1997, subject to shareholder approval, and approved by our shareholders at their Annual Meeting held on May 15, 1997. The Plan was subsequently amended and restated as approved by shareholders at their Annual Meetings on May 10, 2001 and May 12, 2005. The last version of the Plan is referred to below as the Amended and Restated Plan.

Described below are the major features of the Amended and Restated Plan. The statements contained in this prospectus concerning the Plan are brief summaries, qualified in their entirety by reference to the terms of the Amended and Restated Plan itself. Eligible participants and their beneficiaries may examine copies of the Plan upon request at our principal executive offices.

1. Purpose of the Plan. Our Board of Directors believes that attracting and retaining key employees is essential to our growth and success. In addition, the Board believes that our long-term success is enhanced by a competitive and comprehensive compensation program, which may include tailored incentives designed to motivate and reward such persons for outstanding service, including awards that link compensation to applicable measures of our performance and the creation of shareholder value. These awards will enable us to attract and retain key employees and enable such persons to acquire and/or increase their proprietary interest in us and thereby align their interests with the interests of our shareholders. In addition, the Board has concluded that the Compensation Committee, or Committee, of the Board should be given sufficient flexibility to provide for annual and long-term incentive awards contingent on performance.

2. Types of Awards. The terms of the Amended and Restated Plan provide for grants of stock options, stock appreciation rights (“SARs”), restricted stock, deferred stock units, other stock-related awards, and performance or annual incentive awards that may be settled in cash, stock, or other property (“Awards”).

3. Shares Subject to the Amended and Restated Plan; Annual Per-Person Limitations.
Under the Amended and Restated Plan, the total number of shares of our Common Stock reserved and available for delivery to participants in connection with Awards is 32,226,512. However, as of December 31, 2004, 8,138,300 of these shares remained available for issuance (the “Remaining Limit”) assuming maximum payouts under outstanding long-term incentive awards. Shares that may be issued in payment of Awards, other than Options and SARs, granted on or after May 12, 2005 shall be counted against the Remaining Limit at a ratio of 3.25-to-1. The total number of shares of Common Stock with respect to which incentive stock options (“ISOs”), none of which are currently outstanding, may be granted shall not exceed 2,000,000. The Remaining Limit will vary at any point in time due to new Award grants and expirations, forfeitures and cancellations of outstanding Awards as discussed in the following paragraph. Any shares of Common Stock delivered under the Amended and Restated Plan shall consist of authorized and unissued shares.

 The Amended and Restated Plan contains rules to permit all awards to be properly counted and not counted twice. These rules will apply to shares previously authorized under any other plan at the time they become subject to the Amended and Restated Plan. Forfeited, terminated or expired awards of shares, as well as awards settled in cash without issuing any shares, will become available for future awards. With respect to stock settled SARS, the full issuance of shares to settle such Awards will count against shares available under the Amended and Restated Plan.

In addition, the Amended and Restated Plan imposes individual limitations on the amount of certain Awards in order to comply with Section 162(m) of the Code. Under these limitations, during any fiscal year the number of options, SARs, shares of restricted stock, units of deferred stock, shares of Common Stock issued as a bonus or in lieu of other obligations, and other stock-based Awards granted to any one participant shall not exceed 2,000,000 shares for each type of such Award, subject to adjustment in certain circumstances. The maximum amount that may be earned as an annual incentive award or other cash Award (payable currently or on a deferred basis) in any fiscal year by any one participant is $8,000,000, and the maximum amount that may be earned as a performance award or other cash Award (payable currently or on a deferred basis) in respect of a performance period by any one participant is $8,000,000.

The Committee is authorized to adjust the number and kind of shares subject to the aggregate share limitations and annual limitations under the Amended and Restated Plan and subject to outstanding Awards (including adjustments to exercise prices and number of shares of options and other affected terms of Awards) in the event that a dividend or other distribution (whether in cash, shares, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction or event affects the Common Stock so that an adjustment is appropriate. The Committee is also authorized to adjust performance conditions and other terms of Awards in response to these kinds of events or in response to changes in applicable laws, regulations, or accounting principles.

Except as described under “Restricted Stock Awards” below, the Amended and Restated Plan does not impose any restriction on the resale of shares of our Common Stock acquired pursuant to a grant under the Amended and Restated Plan. However, any of our “affiliates” (defined in Rule 405 under the Securities Act of 1933, as amended (the “1933 Act”) to include persons who directly or indirectly, through one or more intermediaries, control, or are controlled by, or are under common control with, us) may not use this Prospectus to offer and sell shares of Common Stock they acquire under the Amended and Restated Plan. They may, however, sell such shares:

(1)	pursuant to an effective registration statement under the 1933 Act;

(2)	in compliance with Rule 144 under the 1933 Act; or

(3)	in a transaction otherwise exempt from the registration requirements of that 1933 Act.

Each participant who is the beneficial owner of at least 10% of the outstanding shares of the our Common Stock and each participant who is one of our directors or policy-making officers subject to Section 16(b) of the Securities Exchange Act of 1934,

 as amended (the “1934 Act”), which requires such persons to disgorge to us any “profits” resulting from a certain non-exempt sales and purchases (or purchases and sales) of shares of the Common Stock within a six-month period. For such participants, sales of shares of Common Stock occurring within six months of the grant of an option or the grant of a restricted stock award may result in such Section 16(b) liability, unless one or both of those transactions are exempt, as described below in more detail.

Pursuant to Rule 16b-3 of the 1934 Act, provided the committee that administers the Amended and Restated Plan consists solely of at least two “Non-Employee Directors” (as defined in rules promulgated under Section 16), the grant of an option, a stock appreciation right, a restricted stock award, or other award to a participant subject to Section 16(b) will not be deemed, for purposes of Section 16(b), to be a purchase of the shares that underlie the option, award or right for purposes of determining whether a participant is liable to the us for any profits derived from the purchase and sale of Common Stock.

In addition, if at least six months have elapsed between the award of an option, a stock appreciation right, a restricted stock award, or other award, and the disposition of the underlying Common Stock, no purchase of Common Stock would be deemed to have occurred under Section 16(b) for purposes of determining whether a participant is liable to us for any profits derived from the purchase and sale of Common Stock.

It is our intent that the grant of any Awards to or other transaction by a participant who is subject to Section 16 of the Exchange Act shall be exempt under Rule 16b-3 (except for transactions acknowledged in writing to be non-exempt by such participant). Accordingly, if any provision of the Amended and Restated Plan or any Award agreement does not comply with the requirements of Rule 16b-3 as then applicable to any such transaction, unless the participant shall have acknowledged in writing that a transaction pursuant to such provision is to be non-exempt, such provision shall be construed or deemed amended to the extent necessary to conform to the applicable requirements of Rule 16b-3 so that such participant shall avoid liability under Section 16(b) of the Exchange Act.

However, even if a transaction is exempt under Section 16(b), the general prohibition of federal and state securities laws on trading securities while in possession of material non-public information concerning the issuer continue to apply.

4. Eligibility. Our or our subsidiaries’ executive officers and other officers and employees, agents and brokers, including any such person who may also be one of our directors, are eligible to be granted Awards under the Amended and Restated Plan. Certain United Kingdom directors and officers who are employed by any corporate entity, including Lincoln National (UK) PLC, which is under our control, may also be selected by the Committee to participate in the Amended and Restated Plan. Stock options granted to and Common Stock issued to United Kingdom officers and directors shall be granted or issued subject to applicable United Kingdom laws and regulations. The terms and conditions of stock options or Common Stock so granted or issued, and the tax consequences of such grant or issuance, may vary from those relating to United States persons described below. PARTICIPATING UNITED KINGDOM OFFICERS AND DIRECTORS ARE ESPECIALLY URGED TO CONSULT THEIR OWN LEGAL AND TAX ADVISORS.

5. Administration. The Amended and Restated Plan will be administered by the Committee. Subject to the terms and conditions of the Amended and Restated Plan, the Committee is authorized to interpret the provisions of the plan, select participants, determine the type and number of Awards to be granted and the number of shares of Common Stock to which Awards will relate, specify times at which Awards will be exercisable or settleable (including performance conditions that may be required as a condition thereof), set other terms and conditions of such Awards, prescribe forms of Award agreements, adopt, amend and rescind rules and regulations relating to the Amended and Restated Plan, and make all other determinations that may be necessary or advisable for the administration of the Amended and Restated Plan. The Committee may, in its discretion, convert any Award or the value of any Award under the Amended and Restated Plan, subject to applicable laws and regulations, into Deferred Stock Units which will be administered under the Lincoln National Corporation Deferred Compensation Plan for Employees (“Deferred Compensation Plan”). The Amended and Restated Plan provides that Committee members shall not be personally liable, and shall be fully indemnified, in connection with any action, determination, or interpretation taken or made in good faith under the Amended and Restated Plan.

6. Stock Options and SARs. The Committee is authorized to grant stock options, including both ISOs that can result in potentially favorable tax treatment to the participant and non-qualified stock options (i.e., options not qualifying as ISOs), and SARs entitling the participant to receive the excess of the Fair Market Value of a share of Common Stock on the date of exercise over the grant price of the SAR. The exercise price per share subject to an option and the grant price of a SAR is determined by the Committee, but must not be less than the Fair Market Value of a share of Common Stock on the date of grant. Under the Amended and Restated Plan, unless otherwise determined by the Committee, the Fair Market Value of the Common Stock is the average of the highest and lowest prices of a share of Common Stock, as quoted on the composite transactions table on the NYSE, on the last trading day prior to the date on which the determination of Fair Market Value is being made.

Incentive Stock Options or ISO means any option intended to be and designated as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) or any successor provision thereto. The terms of any ISO granted under the Amended and Restated Plan is intended to comply in all respects with the provisions of Code Section 422. The aggregate fair market value (determined at the time an incentive stock option is granted) of the stock with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year may not exceed $100,000. For purposes of this $100,000 limitation, all of our plans, including our subsidiaries’ plans, will be taken into account. The maximum number of options awarded to one individual cannot exceed 100,000 options per year. No term of the Amended and Restated Plan relating to ISOs (including any SAR in tandem therewith) may be interpreted, amended or altered, nor may any discretion or authority granted under the Amended and Restated Plan be exercised, so as to disqualify either the Plan or any ISO under Code Section 422, unless the Participant has first requested the change that will result in the disqualification.

The maximum term of each option or SAR, the times at which each option or SAR will be exercisable, and provisions requiring forfeiture of unexercised options or SARs at or following termination of employment generally are fixed by the Committee, except no option or SAR may have a term exceeding ten years. Options may be exercised by payment of the exercise price in cash, Common Stock, outstanding Awards, or other property (possibly including notes or obligations to make payment on a deferred basis) having a Fair Market Value equal to the exercise price, as the Committee may determine from time to time. Methods of exercise and settlement and other terms of the SARs are determined by the Committee. To date, we have only granted SARs settleable exclusively in cash. The Committee may include a provision in an option permitting the grant of a new option when payment of the exercise price of an option is made in shares of Common Stock. However, as discussed below, the exercise price of an option may not be reduced (except as a result of a change in our capitalization) without shareholder approval. See “Other Terms of Awards; No Repricing,” below.

7. Restricted Stock and Deferred Stock Units. The Committee is authorized to grant restricted stock and deferred stock units. Restricted stock is a grant of Common Stock which may not be sold or disposed of, and which may be forfeited in the event of certain terminations of employment and/or failure to meet certain performance requirements, prior to the end of a restricted period specified by the Committee. A participant granted restricted stock generally has all of the rights of a shareholder, including the right to vote the shares and to receive dividends thereon, unless otherwise determined by the Committee. An Award of deferred stock units is credited to a bookkeeping reserve account under the Deferred Compensation Plan. Once credited to the account, deferred stock units are governed by the terms of the Deferred Compensation Plan or any successor plan. Such an Award confers upon a participant the right to receive shares at the end of a specified deferral period, subject to possible forfeiture of the Award in the event of certain terminations of employment and/or failure to meet certain performance requirements prior to the end of a specified restricted period (which restricted period need not extend for the entire duration of the deferral period). Prior to settlement, an Award of deferred stock units carries no voting or dividend rights or other rights associated with share ownership, although dividend equivalents may be granted, as discussed below.

8. Bonus Stock and Awards in Lieu of Cash Obligations. The Committee is authorized to grant shares as a bonus free of restrictions, or to grant shares or other Awards in lieu of obligations to pay cash under other plans or compensatory arrangements, subject to such terms as the Committee may specify.

9. Other Stock-Based Awards. The Amended and Restated Plan authorizes the Committee to grant Awards that are denominated or payable in, valued by reference to, or otherwise based on or related to shares. Such Awards might include convertible or exchangeable debt securities, other rights convertible or exchangeable into shares, purchase rights for shares, Awards with value and payment contingent upon our performance or any other factors designated by the Committee, and Awards valued by reference to the book value of shares or the value of securities of or the performance of specified subsidiaries. The Committee determines the terms and conditions of such Awards, including consideration to be paid to exercise Awards in the nature of purchase rights, the period during which Awards will be outstanding, and forfeiture conditions and restrictions on Awards.

10. Performance Awards, Including Annual Incentive Awards. The right of a participant to exercise or receive a grant or settlement of an Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Committee. In addition, the Amended and Restated Plan authorizes specific annual incentive awards, which represent a conditional right to receive cash, shares or other Awards upon achievement of pre-established performance goals during a specified one-year period. Performance awards and annual incentive awards granted to persons the Committee expects will, for the year in which a deduction arises, be among our executive officers named in our proxy statement, will, if so intended by the Committee, be subject to provisions that should qualify such Awards as “performance-based compensation” not subject to the limitation on tax deductibility by us under Code Section 162(m).

The performance goals to be achieved as a condition of payment or settlement of a performance award or annual incentive award will consist of (i) one or more business criteria and (ii) a targeted level or levels of performance with respect to each such business criterion. In the case of performance awards intended to meet the requirements of Code Section 162(m), the business criteria used must be one of those specified in the Amended and Restated Plan, although for other participants the Committee may specify any other criteria. The business criteria specified in the Amended and Restated Plan are, as defined by the Committee: (1) earnings per share; (2) revenues; (3) cash flow; (4) cash flow return on investment; (5) return on assets, return on investment, return on capital, return on equity; (6) economic value added; (7) operating margin; (8) net income; pretax earnings; pretax earnings before interest, depreciation and amortization; pretax operating earnings after interest expense and before incentives, service fees, and extraordinary or special items; operating earnings; income from operations; (9) total shareholder return; (10) any of the above goals as compared to the performance of a published or special index deemed applicable by the Committee including, but not limited to, the Standard & Poor’s 500 Stock Index or a group of comparable companies; and (11) any criteria comparable to those listed above that shall be approved by the Committee.

In granting annual incentive or performance awards, the Committee may establish unfunded award “pools,” the amounts of which will be based upon the achievement of a performance goal or goals using one or more of the business criteria described in the preceding paragraph. During the first 90 days of a fiscal year or performance period, the Committee will determine who will potentially receive annual incentive or performance awards for that fiscal year or performance period, either out of the pool or otherwise. After the end of each fiscal year or performance period, the Committee will determine the amount, if any, of the pool, the maximum amount of potential annual incentive or performance awards payable to each participant in the pool, and the amount of any potential annual incentive or performance award otherwise payable to a participant. The Committee may, in its discretion, determine that the amount payable as an annual incentive or performance award will be increased or reduced from the amount of any potential Award, but may not exercise discretion to increase any such amount intended to qualify as performance-based compensation under Code Section 162(m).

Subject to the requirements of the Amended and Restated Plan, the Committee will determine other performance award and annual incentive award terms, including the required levels of performance with respect to the business criteria, the corresponding amounts payable upon achievement of such levels of performance, termination and forfeiture provisions, and the form of settlement. However, the Awards that may be made under the Amended and Restated Plan are subject to the limitations discussed above under “Shares Subject to the Amended and Restated Plan; Annual Per Person Limitations.”

11. Other Terms of Awards; No Repricing. In general, Awards may be settled in the form of cash, Common Stock, other Awards, or other property, in the discretion of the Committee. The Committee may require or permit participants to defer the settlement of all or part of an Award in accordance with such terms and conditions as the Committee may establish, including payment or crediting of interest or dividend equivalents on deferred amounts, and the crediting of earnings, gains, and losses based on deemed investment of deferred amounts in specified investment vehicles. The Committee is authorized to place cash, shares, or other property in trusts or make other arrangements to provide for payment of our obligations under the Amended and Restated Plan. The Committee may condition any payment relating to an Award on the withholding of taxes and may provide that a portion of any shares or other property to be distributed will be withheld (or previously acquired shares or other property surrendered by the participant) to satisfy withholding and other tax obligations. Awards granted under the Amended and Restated Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant’s death, except that the Committee may, in its discretion, permit transfers for estate planning or other purposes.

Awards under the Amended and Restated Plan are generally granted without a requirement that the participant pay consideration in the form of cash or property for the grant (as distinguished from the exercise), except to the extent required by law. The Committee may, however, grant Awards in exchange for other Awards under the Amended and Restated Plan, awards under our other plans, or other rights to payment from us, and may grant Awards in addition to and in tandem with such other Awards, awards, or rights as well.

Unless the Award agreement specifies otherwise, the Committee may cancel or rescind Awards if the participant fails to comply with certain noncompetition, confidentiality or intellectual property covenants. For instance, Awards may be canceled or rescinded if the participant engages in competitive activity while employed by us or within a specified period following termination of employment. We may, in our discretion, in any individual case provide for waiver in whole or in part of compliance with the noncompetition, confidentiality or intellectual property covenants.

Notwithstanding any other provision of the Amended and Restated Plan, no option that has been granted under the Amended and Restated Plan may be repriced, replaced or regranted through cancellation, or otherwise modified without shareholder approval (except in connection with adjustments permitted under the Plan), if the effect would be to reduce the exercise price for the shares underlying the option.

12. Acceleration of Vesting. The Committee may, in its discretion, accelerate the exercisability, the lapsing of restrictions, or the expiration of deferral or vesting periods of any Award. In addition, the Committee may provide that the performance goals relating to any performance-based award will be deemed to have been met upon the occurrence of any change of control. Upon the occurrence of a change of control, except to the extent set forth in the Award agreement, options will become fully vested and exercisable and restrictions on restricted stock and deferred stock units will lapse. “Change of Control” is defined to include a variety of events, including the acquisition by certain individuals or entities of twenty percent or more of our outstanding Common Stock, significant changes in our board of directors, certain reorganizations, mergers and consolidations involving us, and the sale or disposition of all or substantially all of our consolidated assets.

13. Amendment and Termination of the Amended and Restated Plan. The Board of Directors, or the Committee acting pursuant to authority delegated to it by the Board, may amend, alter, suspend, discontinue, or terminate the Amended and Restated Plan or the Committee’s authority to grant Awards without further shareholder approval, except shareholder approval must be obtained for any amendment or alteration if required by law or regulation or under the rules of any stock exchange or automated quotation system on which the shares are then listed or quoted. Shareholder approval will not be deemed to be required under laws or regulations, such as those relating to ISOs, that condition favorable treatment of participants on such approval, although the Board may, in its discretion, seek shareholder approval in any circumstance in which it deems such approval advisable. Thus, shareholder approval will not necessarily be required for amendments that might increase the cost of the Amended and Restated Plan or broaden eligibility. Unless earlier terminated by the Board, the Amended and Restated Plan will terminate at such time as no shares remain available for issuance under the Amended and Restated Plan, and we have no further rights or obligations with respect to outstanding Awards under the Amended and Restated Plan.

14. Federal Income Tax Implications of the Amended and Restated Plan. The following is a brief description of the federal income tax consequences generally arising with respect to Awards under the Amended and Restated Plan. In view of the individual nature of tax consequences, each participant should consult his or her tax advisor for more specific information, including the effect of applicable federal, state and other tax laws.

Under present law the federal income tax consequences of grants and awards under the Amended and Restated Plan are generally as follows:

Incentive Stock Options. ISOs may be awarded only to those participants who are "employees" (as that term is defined in Section 3401(c) of the Code and the regulations promulgated thereunder) of us or one of our subsidiaries at the time of the granting of the option. In addition, an option that qualifies as an ISO at the time of grant generally will not be treated as an ISO for income tax purposes if the optionee is not an "employee" at the time of exercise (except when the optionee was an employee within three months of his death or at the time of his disability or termination of employment and the option is exercised within a specified period of time after his death, disability or termination of employment). Those persons who are eligible to participate in the Plan because they hold either agents' or brokers' licenses with one of our subsidiaries may or may not, depending on their particular facts and circumstances, be "employees" for this purpose. For the tax treatment of options granted to or exercised by non-employees, see Non-qualified Stock Options below.

The Amended and Restated Plan is intended to comply with Code Section 409A and official guidance thereunder an order to preserve, where possible, the favorable tax treatment of all Awards under the Amended and Restated Plan.

Any ISOs granted are intended to comply with Code Section 409A and should not result in taxable income to the participant at the time of grant. The exercise of the ISO will also ordinarily have no federal income tax consequences to the participant, although an ISO exercised more than three months after retirement (or one year after retirement, when retirement was as a result of the participant's disability) will be treated as a non-qualified stock option and taxed as described in Non-qualified Stock Options below, unless the option is exercised by the heirs or the estate of the deceased participant who was employed on the date of his death and throughout the three-month period ending on the date of death. If, however, a participant tenders payment upon the exercise of an ISO by surrendering shares obtained upon a prior exercise of an ISO which shares were not held for the "required holding period" (as defined below), that participant may recognize income upon the surrendering of the previously acquired shares under those rules described below pertaining to the disposition of shares acquired pursuant to an ISO.

If the shares acquired pursuant to a timely exercise of an ISO are held for at least one year after they were acquired by exercise of the ISO and two years after the date on which the ISO was granted to the participant (the "required period"), then any gain on disposition of the shares will generally be taxable as long-term capital gain and no corresponding deduction will be allowed to us. For a discussion of the federal income tax consequences of a long-term capital gain, see Capital Gains Treatment below.

If the shares acquired pursuant to a timely exercise of an ISO are disposed of before the expiration of the required period, then the difference between the participant's "basis" (as defined below) and the fair market value of the shares at the date of exercise, will generally be taxable as ordinary income and a contemporaneous deduction in the amount of such income will be allowed to us. Any additional gain (or loss) realized on a disposition of such shares will generally be taxable to the participant as long or short-term capital gain (or loss) depending on the period for which the shares were deemed to have been held. For a discussion of holding periods and the federal income tax treatment of long-term capital gains, see Capital Gains Treatment below.

For purposes of determining whether shares acquired pursuant to the exercise of an incentive stock option have been disposed of before the expiration of the required period, the term "disposition" will include a sale, exchange, gift or transfer of legal title of the shares, but does not include a transfer from a decedent to an estate, a transfer by bequest or inheritance, a pledge or hypothecation, or transfers pursuant to certain non-recognition transactions such as like-kind exchanges (except as noted above with respect to the exchange of shares acquired pursuant to an ISO that have not been held for the required period and are surrendered to exercise an ISO) or exchanges pursuant to reorganizations.

A participant's "basis" in shares of Common Stock acquired pursuant to the exercise of an ISO will equal the amount of any cash paid for such shares plus the basis of any shares surrendered, as determined immediately before the surrender, plus any income recognized on the disposition of the surrendered shares. If a participant uses shares of our Common Stock to exercise his ISO and such shares either were not acquired by the prior exercise of an ISO, or were so acquired but were held by him for the required period, it is expected that the basis and holding period (for the purpose of determining whether amounts realized or lost upon the subsequent disposition of the shares constitute short-term or long-term capital gains or losses) of the shares that the participant surrenders carries over to the same number of shares received upon the exercise of the option.

If a participant uses shares of our Common Stock to exercise his ISO, and such shares were acquired upon a prior exercise of an ISO and were not held for the required period, the participant's basis in the shares acquired upon exercise of his ISO will equal the sum of the basis of shares surrendered, as determined immediately before the surrender, and any income recognized on the disposition of the surrendered shares. In addition, the holding period of the newly acquired stock should begin on the date of the most recent exercise of the ISO.

The amount by which the fair market value, determined at the time of exercise, of a share of our Common Stock acquired pursuant to the exercise of an ISO exceeds the option price shall, along with other specified items, constitute an adjustment for the purposes of calculating the alternative minimum taxable income of the participant for the taxable year in which the option was exercised. Such adjustment items are potentially subject to a 26% - 28% alternative minimum tax as determined by a complex formula involving special deductions, additions and exemptions. As a result, the exercise of an ISO may subject a participant to an alternative minimum tax depending on that participant's particular circumstances.

For purposes of computing alternative minimum taxable income realized on a subsequent disposition of shares acquired pursuant to the exercise of an ISO, the participant's basis in the stock so acquired shall be increased by the amount that alternative minimum taxable income realized was increased due to the earlier exercise of the stock option.

Non-Qualified Stock Options. Any non-qualified stock options granted are intended to comply with Code Section 409A and should not result in taxable income to the participant at the time of grant. On exercise of a non-qualified stock option, the participant will normally realize taxable ordinary income equal to any excess of the fair market value of the shares at the time of exercise over the option price of the shares. At the time this ordinary income is recognized by the participant, we will be entitled to a corresponding deduction.

If a participant exercises his non-qualified stock option with a cash payment, the basis of the shares he acquires will generally equal the option price plus the amount included in his income upon exercise. If the participant uses shares of the Company's Common Stock to exercise his non-qualified stock option, the basis and holding period of the shares he surrenders carries over to the same number of the shares received upon the exercise of the option. The basis of the remaining shares received is the fair market value of the shares on the date of exercise.

To the extent that the shares constitute a capital asset in the hands of a participant, on the disposition of the shares acquired upon exercise of a non-qualified stock option, the difference between the amount received for the shares and the basis, i.e. fair market value of the shares on exercise of the option, plus the amount included in his income upon exercise, will be treated as long-term or short-term capital gain or loss, depending on the holding period. For a discussion of holding periods and the federal income tax treatment of a long-term capital gain, see Capital Gains Treatment below.

SARS. Any SARs granted are intended to comply with Code Section 409A and should not result in taxable income to the participant at the time of grant. On exercise of a SAR, the participant will realize taxable ordinary income equal to the cash and fair market value of any shares received. At the time the participant recognizes ordinary income on the exercise of a stock appreciation right, we will be entitled to a corresponding deduction.

To the extent that any such shares constitute a capital asset in the hands of a participant, on the disposition of any shares acquired under a SAR, the difference between the amount received for the shares and the fair market value of the shares as of the exercise of the SAR will be treated as long-term or short-term capital gain or loss, depending on the holding period. For a discussion of holding periods and the federal income tax treatment of a long-term capital gain, see Capital Gains Treatment, below.

Restricted Stock Awards.  Because the Amended and Restated Plan is intended to comply with Code Section 409A, the grant of a restricted stock award should not automatically result in taxable income to the participant. Instead, the participant will normally realize taxable ordinary income when the restrictions on the shares lapse in an amount equal to the fair market value of the shares on the date of lapse. Notwithstanding the foregoing, a participant may elect (pursuant to Section 83(b) of the Code), within 30 days of the date of a restricted stock award, to be taxed on the value of the shares as of the date of grant. If the participant subsequently forfeits the shares, the participant will not be entitled to a deduction. At the time the participant recognizes ordinary income with respect to shares issued pursuant to a restricted stock award, we will be entitled to a corresponding deduction.

To the extent that the shares constitute a capital asset in the hands of a participant, on disposition of the shares after restrictions lapse, the difference between the amount received and the fair market value of the shares on the date of lapse (or on the date of issuance if the participant made the election described above) will be treated as long-term or short-term capital gain or loss, depending on the holding period. For a discussion of holding periods and the federal income tax treatment of capital gains, see Capital Gains Treatment, below. A participant's holding period in the shares will begin when the restrictions to which they are subject lapse unless he makes the election provided for under Code Section 83(b) (as noted above), in which case the holding period in his shares will begin on the day after our Common Stock is transferred to him.

Amounts equivalent to dividends received by the participant under the restricted stock award and dividends paid on restricted stock received by the participant prior to the lapse of restrictions will be taxable as ordinary income to the participant and a corresponding and contemporaneous deduction will be allowed to the participant's employer unless the participant made the Section 83(b) election described above. If the election was made, dividends actually paid on restricted stock will be taxable as dividends and no corresponding deduction will be allowed to the employer. In addition, if the election was made and the participant later forfeits the restricted stock, the participant will be allowed no loss deduction.

Deferred Stock Units. Any Awards or referrals credited or deferred stock units are intended to comply with Code Section 409A and should not result in taxable income to the participant at the terms of grant or the terms of deferral. Generally, a participant will be subject to tax, and we will receive a corresponding deduction, with respect to a deferred stock unit when the unit is paid to the participant from the Deferred Compensation Plan in accordance with the terms of that plan or, if earlier, any date on which, by operation of the Deferred Compensation Plan, the participant is deemed to have constructively received the unit. If, however, the award is paid in shares of Common Stock that are subject to restrictions or to forfeiture, the participant will be subject to tax, and we will be entitled to a deduction, when the shares cease to be subject to the restrictions or to the risk of forfeiture. The amount of taxable income a participant will be required to recognize, and the amount of the deduction to which we will be entitled, will equal the amount of cash and the fair market value of the shares received on the date as of which the participant is required to recognize income.

Bonus Stock, Awards in Lieu of Cash Obligations and Other Stock-Based Awards. Generally, a participant will be subject to tax, and we will receive a corresponding deduction, with respect to a bonus stock or similar award when the stock is paid to the participant. If, however, the award is paid in shares of Common Stock which are subject to restrictions or to forfeiture, the participant will be subject to tax, and we will be entitled to a deduction, when the shares cease to be subject to the restrictions or to the risk of forfeiture. The amount of taxable income a participant will be required to recognize, and the amount of the deduction to which we will be entitled, will equal the amount of cash and the fair market value.

Performance Awards and Annual Incentive Awards. Generally, a participant will be subject to tax, and we will receive a corresponding deduction, with respect to a performance award or an annual incentive award when the award is paid to the participant. If, however, the award is paid in shares of Common Stock which are subject to restrictions or to forfeiture, the participant will be subject to tax, and we will be entitled to a deduction, when the shares cease to be subject to the restrictions or to the risk of forfeiture. The amount of taxable income a participant will be required to recognize, and the amount of the deduction to which we will be entitled, will equal the amount of cash and the fair market value.

Capital Gains Treatment. Gain or loss from the sale or exchange of property will be treated as long-term capital gain or loss if it was deemed to have been held for more than one year. Any gain or loss other than long-term capital gain or loss will be treated as short-term capital gain.

Except in those situations expressly described above (relating to the "tacking" of holding periods where our Common Stock is used to exercise a stock option and to optionees subject to Section 16(b) of the Securities Exchange Act of 1934), it is expected that the holding period of shares acquired pursuant to the exercise of an incentive stock option, non-qualified stock option or stock appreciation right will generally begin on the date following the date of acquisition through such exercise. Similarly, the holding period of awarded shares acquired pursuant to a restricted stock award is expected to begin on the date following the date on which the restrictions lapse, subject to the exception relating to elections under Code Section 83(b).

For net capital gains recognized by individuals, the Code imposes a preferential maximum tax rate of 15% (as compared with a 35% maximum tax rate on ordinary income).

Payment of Withholding Obligations Through Surrender of Shares. The federal income tax treatment of the surrender of shares of our Common Stock to satisfy a participant's federal income tax withholding obligation under the Plan is complex and uncertain. To the extent that a participant surrenders shares of our Common Stock for this purpose, the participant will be treated as having sold such shares to us for their fair market value and may recognize income as a result thereof. The nature and extent of this income will depend upon the manner in which the surrendered shares were acquired, the basis of the surrendered shares, the holding period of the surrendered shares and other factors as described above. Depending upon the effect of the surrender upon the participant's proportionate share ownership interest in us, the participant may be treated as having received a dividend equal to the fair market value of the shares surrendered.

A participant who satisfies a withholding obligation by surrendering shares acquired pursuant to an earlier exercise of an incentive stock option may also be treated as having made a disqualifying disposition of such shares if the applicable holding period requirements have not been satisfied. For a discussion of disqualifying dispositions of shares acquired pursuant to the exercise of an incentive stock option and the tax treatment thereof, see Incentive Stock Options, above. For a discussion of the times when elections to surrender shares to satisfy withholding obligations must be made, including specific requirements applicable to elections by "officers" under Section 16 of the Securities Exchange Act of 1934, see Other Material Provisions, above.

PARTICIPANTS ELECTING TO SATISFY A WITHHOLDING OBLIGATION BY SURRENDERING SHARES OF COMPANY COMMON STOCK ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS.

15. Miscellaneous. The Amended and Restated Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information and documents with the Securities and Exchange Commission, or SEC. You may read and copy any document we file with the SEC at:

•
public reference room maintained by the SEC in: Washington, D.C. (450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549). Copies of such materials can be obtained from the SEC’s public reference section at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at (800) SEC-0330, or

•	the SEC website located at www.sec.gov.

This Prospectus is one part of a Registration Statement filed on Form S-3 with the SEC under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information concerning us and the securities, you should read the entire Registration Statement and the additional information described under “Documents Incorporated By Reference” below. The registration statement has been filed electronically and may be obtained in any manner listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.

        Information about us is also available on our web site at www.lfg.com. This URL and the SEC’s URL above are intended to be inactive textual references only. Such information on our or the SEC’s web site is not a part of this Prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents have been filed with the SEC in accordance with the provisions of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and are incorporated by reference in this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

•	Our Current Reports on Form 8-K filed with the SEC on January 20, February 16, March 4, and May 12, 2005 (except Item 7.01 of such Form 8-K shall not be deemed incorporated by reference herein);

•
The description of our Common Stock contained in Form 10 filed with the SEC on April 28, 1969 (File No. 1-6028), including any amendments or reports filed for the purpose of updating that description; and

•
The description of our Common Stock purchase rights contained in our Registration Statement on Form 8-A/A, Amendment No. 1, filed with the SEC on December 2, 1996 (File No. 1-6028), including any amendments or reports filed for the purpose of updating that description.

Each document filed subsequent to the date of this Registration Statement pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Registration Statement.

We will provide without charge to each person to whom this prospectus is delivered, upon the written or oral request of such person, a copy of the documents incorporated by reference as described above (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents), copies of all documents constituting part of the prospectus for the Plan, and copies of the Plan. Please direct your oral or written request to:

C. Suzanne Womack
2nd Vice President & Secretary
1500 Market Street, Ste. 3900
Philadelphia, PA 19102
215-448-1475

EXPERTS

The consolidated financial statements of Lincoln National Corporation appearing in our Annual Report on Form 10-K for the year ended December 31, 2004 including schedules included therein and Lincoln National Corporation managment's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference.  Such financial statements and management's assessment are incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and management's assessment given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Dennis L. Schoff, Esq., Senior Vice President and General Counsel of Lincoln National Corporation. As of the date of this Registration Statement, Mr. Schoff beneficially owns approximately 33,734 shares of our Common Stock including options exercisable within sixty (60) days of the date of the Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

Set forth below are estimates of all expenses incurred or to be incurred by the Company in connection with the issuance and distribution of the Company to be registered, other than underwriting discounts and commissions.

Registration fees	$ 51,063
Photocopying and Printing	5,000
Legal fees	3,000
Accounting fees	3,500
State blue sky fees and expenses	-0-
TOTAL	$ 65,263

Item 15. Indemnification of Directors and Officers

Our by-laws, pursuant to authority contained in the Indiana Business Corporation Law (the "Law") and the Indiana Insurance Law Codes, respectively, provide for the indemnification of our officers, directors and employees against reasonable expenses (including attorneys’ fees) incurred by them in connection with the defense of any action, suit, or proceeding to which they are made or threatened to be made parties (including those brought by, or on behalf of us) if they are successful on the merits or otherwise in the defense of such proceeding except with respect to matters as to which they are adjudged liable for negligence or misconduct in the performance of duties to their respective corporations. We will also reimburse such officers, directors, and employees for reasonable costs of judgment settlement, penalties, fines and reasonable expenses (including attorneys’ fees) incurred with respect to, any such action, suit, or proceeding where such person is not wholly successful on the merits or otherwise in the defense of such proceeding, if such person’s conduct was in good faith, and such person reasonably believed that his/her conduct was in our best interest. In the case of a criminal proceeding, such person must also have reasonable cause to believe his/her conduct was lawful.

In the case of directors, a determination as to whether indemnification or reimbursement is proper shall be made by a majority of the disinterested directors or a committee thereof or by special legal counsel. In the case of individuals who are not directors, such determination shall be made by the chief executive officer of the respective corporation, or, if he so directs, in the manner it would be made if the individual were a director of the corporation. The Law provides that we may indemnify our present and past directors, officers, employees and agents, who serve, at our request, in such capacities of other entities, including partnerships, trusts and employee benefit plans against obligations to pay as the result of threatened, pending or completed actions, suits or proceedings, whether criminal, civil, administrative or investigations to which they are parties, if it is determined by a majority of disinterested directors, a committee of the board of directors, or special counsel selected by the board of directors, that they acted in good faith and they reasonably believed their conduct in their official capacity was in our best interests or if such conduct was not in their official capacity, that the same was at least not opposed to our best interests, and that in criminal proceedings they had reasonable cause to believe their conduct was lawful or no reasonable cause to believe that it was unlawful.

Such indemnification may apply to claims arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Lincoln National Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We maintain a program of insurance under which our directors and officers are insured, subject to specified exclusions and deductible and maximum amounts, against actual or alleged errors, misstatements, misleading statements, acts or omissions, or neglect or breach of duty while acting in their respective capacities for us.

Item 16. Exhibits.

Exhibit No. Description

4(a)	The Lincoln National Corporation Amended and Restated Incentive Compensation Plan

5	Opinion of Dennis L. Schoff, Esq., as to the legality of the securities being registered.

23(a)	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

23(b)	Consent to use of Opinion of Dennis L Schoff, Esq., is contained in Exhibit 5.

24	Powers of Attorney.

Item 17. Undertakings.

(a) The Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which is registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)
To include any material information with respect to the Plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

provided, however, that paragraphs (a)(i) and (a)(ii) of this Item 17 do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)
The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on the 16th day of May, 2005.

                                         LINCOLN NATIONAL CORPORATION

                      By: /s/Frederick J. Crawford
                 Frederick J. Crawford, Senior Vice
            President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Jon A. Boscia *	Chairman and Chief Executive Officer (Principal Executive Officer) and a Director	May 16, 2005

/s/Frederick J. Crawford Frederick J. Crawford	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	May 16, 2005

/s/Douglas N. Miller Douglas N. Miller	Chief Accounting Officer (Principal Accounting Officer)	May 16, 2005

Marcia J. Avedon*	Director	May 16, 2005
William J. Avery *	Director	May 16, 2005
J. Patrick Barrett *	Director	May 16, 2005
Jenne K. Britell, Ph.D.*	Director	May 16, 2005
Eric G. Johnson *	Director	May 16, 2005
M. Leanne Lachman *	Director	May 16, 2005
Michael F. Mee *	Director	May 16, 2005
Ron J. Ponder, Ph.D.*	Director	May 16, 2005
Jill S. Ruckelshaus *	Director	May 16, 2005
Glenn F. Tilton*	Director	May 16, 2005

*By:   /s/ Dennis L. Schoff
Dennis L. Schoff, Attorney-in-Fact
(Pursuant to Powers of Attorney)

INDEX TO EXHIBITS

Exhibit No.	Description	Method of Filing

4 (a)	The Lincoln National Corporation Amended and Restated Incentive Compensation Plan	Filed as Exhibit 8 of LNC's Proxy Statement on Schedule 14A dated April 18, 2005 and incorporated herein by reference.

5	Opinion of Dennis L. Schoff, Esq., as to the legality of the securities being registered.	Filed herewith

23(a)	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	Filed herewith

23(b)	Consent to use of Opinion of Dennis L Schoff, Esq., is contained in Exhibit 5.	Included in Exhibit 5

24	Powers of Attorney.	Filed herewith

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